Meridian Growth Collective LLC
Exhibit A — Form C Offering Statement

About this Form C and Forward-Looking Statements

This Form C offering statement (this "Form C") is being furnished by Meridian Growth Collective LLC ("MGC," the "Company" or the "Issuer") in connection with the offer and sale of up to $5,000,000 in aggregate purchase amount of membership Units of MGC (the "Securities") pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding, 17 CFR Part 227 ("Regulation Crowdfunding" or "Reg CF"). MGC will use the net proceeds to acquire direct ownership interests in real estate, as described in Items 7, 9 and 10. The offering is being conducted exclusively through the online platform of Crowdfund My Deal, LLC (CrowdfundMyDeal.com) (the "Intermediary" or the "Portal"), a funding portal registered with the Securities and Exchange Commission (the "SEC" or the "Commission") and a member of the Financial Industry Regulatory Authority ("FINRA").

This Form C contains forward-looking statements, including statements regarding our business plan, product roadmap, anticipated revenues, use of proceeds, market opportunity and future financial performance. Words such as "anticipate," "believe," "expect," "intend," "plan," "project," "will," "may" and similar expressions identify forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including those described under "Risk Factors" in Item 8. Actual results may differ materially. The Company undertakes no obligation to update any forward-looking statement except as required by law.

No person has been authorized to give any information or make any representation other than those contained in this Form C, and if given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Form C at any time does not imply that the information herein is correct as of any time after its date.

THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER REGULATION CROWDFUNDING (17 CFR 227.501) AND APPLICABLE STATE SECURITIES LAWS. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES AND NONE IS EXPECTED TO DEVELOP.

1. Name of Issuer

This offering statement is filed by the following sole issuer:

Issuer	Role in the Offering	Legal status	Jurisdiction
Meridian Growth Collective LLC	Sole issuer — issues Units to investors and uses net proceeds to acquire direct ownership interests in real estate	Limited Liability Company	New York

Investors in this offering purchase Units directly from MGC. MGC will not use offering proceeds to acquire interests in InvestInTheROC LLC or in any other syndicate or investment fund.

2. Eligibility

X Check this box to certify that all of the following statements are true for the issuer

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

MGC is not an investment company under the Investment Company Act of 1940. MGC owns and will acquire real property directly (fee simple and tenant-in-common interests) or through wholly owned or majority-owned subsidiaries that hold title to real property, and may acquire property-level joint venture interests only as permitted by the Investment Company Act Compliance section of the MGC Operating Agreement. Real property and interests in real property are not securities. MGC does not hold itself out as, and is not, primarily engaged in investing, reinvesting or trading in securities (Section 3(a)(1)(A)), and its investment securities (which exclude securities of majority-owned subsidiaries that are not investment companies and do not rely on Section 3(c)(1) or 3(c)(7)) will not exceed 25% of its total assets, exclusive of Government securities and cash items, on an unconsolidated basis, well below the 40% threshold of Section 3(a)(1)(C). Uninvested proceeds will be held in cash or Government securities. MGC does not rely on Rule 3a-9 or on any exclusion under Section 3(b) or 3(c), consistent with Rule 100(b)(3) of Regulation Crowdfunding.

3. Prior Non-Compliance with Ongoing Reporting Requirements

Whether the issuer (or any predecessor) has previously sold securities in reliance on Section 4(a)(6) and, if so, whether all required reports were filed:

☐ Yes ☒ No

Note: MGC has not conducted a prior Regulation Crowdfunding offering.

4. Directors of the Company

Meridian Growth Collective LLC is a New York limited liability company and is manager-managed. It therefore does not have a board of directors. The governing authority of MGC is its Manager, Meridian Growth Partners LLC, a New York limited liability company (the "Manager"). The Manager is manager-managed; its manager is Jason Johansen, and its members are Jason Johansen and Alissa Johansen. The Manager acts through Jason Johansen.

5. Officers of the Company

As a limited liability company, MGC does not have officers in the traditional corporate sense. Operations are managed by designated individuals.

Name	Title	Dates of Service	Principal Responsibilities
Jason Johansen	Manager of Meridian Growth Partners LLC (the Manager of MGC) and a member of the Manager; Partnership Representative of MGC; primary broker of Living585 Realty	Since July 22, 2025	Overall strategic direction, acquisition, renovation, operation, refinancing, and sale of real estate held by MGC; oversight of MGC compliance and tax matters as Partnership Representative.
Alissa Johansen	Member of Meridian Growth Partners LLC (the Manager); bookkeeping lead; authorized signer on the MGC operating account	Since July 22, 2025	Management of financial records, accounting, and operational bookkeeping for MGC, subject to internal controls in the MGC Operating Agreement.

Business experience of managers and key personnel during the past three years

Jason Johansen. Born in 1982, Mr. Johansen is the manager and a member of Meridian Growth Partners LLC, the Manager of MGC, serves as MGC's Partnership Representative, and is the primary broker of Living585 Realty, an affiliated brokerage. His responsibilities include overall strategic direction, property acquisition, renovation oversight, operational management, financing, and disposition strategies for MGC's real estate. Mr. Johansen devotes approximately 30-50% of his business time to MGC. During the past three years, Mr. Johansen has served as the broker/owner of Living585 Realty since ~2022, has been engaged in property management with as the broker/manager of RIK Management LLC since ~2018, and contracting through TrueBuild Contracting LLC since ~2023 as an owner/operator. Mr. Johansen holds an MBA with a concentration in real estate through Marlyhurst University.

Alissa Johansen. Born in 1987, Ms. Johansen is a member of Meridian Growth Partners LLC, the Manager of MGC, serves as bookkeeping lead, and is an authorized signer on the MGC operating account. Her responsibilities include maintaining financial records, managing accounting processes, and overseeing operational bookkeeping and transaction processing. Ms. Johansen devotes approximately 15 hours per week to MGC. During the past three years, Ms. Johansen has been a licensed real estate agent engaged in property sales through Living585 Realty LLC since ~2022 and a property manager through RIK Management LLC since ~2018. Ms. Johansen holds an associate's degree (Teacher Assistant) from Genessee Community College.

6. Principal Security Holders

The table below sets forth the beneficial ownership of the voting equity of MGC by persons or entities who hold 20% or more of such equity, calculated on the basis of voting power, as of the date of this Form C, prior to the consummation of this offering.

Meridian Growth Collective LLC

Name of Holder	Number and Class of Securities Now Held	Percentage of Voting Power Prior to Offering
Meridian Growth Partners LLC (holder of record); indirectly, Jason Johansen (90% of the Manager; 27% of total voting Interests) and Alissa Johansen (10% of the Manager; 3% of total voting Interests)	Manager Units	30% (through Meridian Growth Partners LLC); 27% (Jason Johansen, indirectly)

Note: The Manager Units carry 30% of the total voting Interests of MGC and the Manager's 30% share of residual distributable cash. Investor Units (Income Units and Equity Units, voting together) carry the remaining 70% of the voting Interests, but Investor Units vote only on the limited matters described in Items 14 and 15. There are no pre-offering members, other than the Manager.

7. Business and Anticipated Business Plan

Overview

Meridian Growth Collective LLC, a New York limited liability company ("MGC"), was formed to acquire, own, operate, improve, finance, refinance and/or sell real estate. MGC will use the net proceeds of this offering to acquire direct ownership interests, including direct fee-simple ownership, undivided tenant-in-common interests, and, where appropriate, membership or other equity interests in property-level joint ventures, in one or more qualifying single-family, multifamily, mixed-use, or commercial real estate properties. MGC may acquire an interest through a property-level joint venture only if the Manager determines that the structure is appropriate in light of the applicable property, lender requirements, liability protection, tax considerations, and MGC's investment objectives. MGC will not use offering proceeds to acquire interests in InvestInTheROC LLC or any other syndicate or investment fund. Investors will purchase Units of MGC directly. No specific properties have been identified as of the date of this Form C.

Products and Services

MGC's primary business activity is real estate investment and operations, not the sale of products or services to external customers. Through the acquisition, renovation, and management of properties, MGC aims to generate returns for its members through rental income, property value appreciation, and strategic dispositions or refinancings.

In this Regulation Crowdfunding offering, investors will purchase Investor Units of MGC in two classes, as set forth in the Operating Agreement of MGC (the "MGC Operating Agreement"):

- **Income Units**: Priced at $10.00 per Unit. Non-participating: entitled to return of capital and a 9% non-compounding cumulative preferred return on unreturned capital contributions (determined in quarterly increments of 2.25%), paid in priority to the Equity Units and Manager Units, and payable only from available cash flow and proceeds. Income Units do not share in residual distributable cash. Income Units also carry the 5% bonus interests described in Item 13, if applicable. Minimum investment $250.

- **Equity Units**: Priced at $10.00 per Unit. Entitled to a 7% cumulative preferred return and, after preferred returns are paid, 70% of residual distributable cash (the other 30% goes to the Manager Units). Equity Units also carry the 5% bonus interests described in Item 13, if applicable. Minimum investment $250.

Investors will elect their desired Unit class at the time of subscription. The minimum investment in this offering is $250.

InvestInTheROC LLC, an entity under common control with MGC, is conducting a separate Rule 506(c) offering of its own Class A Units to accredited investors. That offering is separately documented, MGC is not a party to it, and MGC will not use proceeds of this offering to acquire interests in InvestInTheROC LLC. MGC and InvestInTheROC LLC may from time to time invest side by side in the same property; any such arrangement will be disclosed as a related-party transaction.

Market and Customers

MGC targets single-family, multifamily, mixed-use, and commercial real estate. MGC has a limited its search to the Rochester New York geographic market, and no specific properties have been identified. Market conditions, tenant profiles and metrics will depend on the properties MGC ultimately acquires. MGC does not currently track specific customer metrics.

Business Model and Go-to-Market

MGC's business model involves identifying undervalued or underperforming real estate assets, acquiring them directly (fee simple or tenant-in-common) or through property-level joint ventures, implementing value-add renovations or operational improvements, and holding them for rental income and appreciation or pursuing strategic exits through sale or refinancing. This model relies on strong execution in property management and construction.

MGC intends to raise capital for this business model through this Regulation Crowdfunding offering:

- **Regulation Crowdfunding Offering: Utilizing CrowdfundMyDeal.com as the funding portal to reach a broad base of accredited and non-accredited investors seeking exposure to real estate investments.**

MGC has not determined to conduct any other offering to fund property acquisitions.

Business Plan and Use of Offering Proceeds

MGC is newly formed with no operating history. Its business plan focuses on identifying and acquiring qualifying properties. The plan involves:

1. **Property Acquisition**: Identifying and acquiring one or more qualifying single-family, multifamily, mixed-use or commercial properties that meet MGC's investment criteria, through direct fee-simple ownership, undivided tenant-in-common interests, or, where the Manager determines appropriate, property-level joint ventures.
2. **Renovation and Improvement**: Executing renovation and rehabilitation plans for acquired properties to enhance value, attract tenants, and optimize rental income.
3. **Property Management and Operations**: Establishing property management systems, directly or through affiliated entities, to support occupancy, tenant satisfaction, and cost-effective operations.

4. **Financing and Refinancing**: Securing property-level mortgage financing for acquisitions and considering refinancing to return capital or fund further investment, subject to lender requirements applicable to MGC and any joint venture.

The capital required for these milestones is up to $5,000,000. The anticipated use of proceeds is detailed in Item 10 ("Use of Proceeds").

Investment Horizon. Investors should expect to hold their Units for approximately five to seven years, although properties may be sold earlier or held longer depending on market conditions. The first seven years of MGC's operations are a "Reinvestment Period," during which the Manager may, in its sole discretion, acquire additional properties, reinvest the principal (but not the profits) from the sale or refinancing of a property in new properties, and exchange properties under Section 1031 of the Internal Revenue Code. After the Reinvestment Period, MGC will enter a "Liquidation Period" in which it will sell its remaining properties, return investors' capital contributions first, and distribute any remaining proceeds as described in Item 13 (MGC Operating Agreement, Article 2.7).

Competition

MGC competes with other real estate investors, sponsors, syndicators and institutional buyers for acquisitions, financing, contractors and tenants. MGC intends to compete through the Manager's sourcing relationships, value-add execution and affiliated property management and construction capabilities.

Intellectual Property

MGC does not currently possess any material intellectual property (e.g., patents, trademarks, copyrights) central to its business operations.

Governmental and Regulatory Matters

MGC is subject to various governmental and regulatory frameworks:

- **Securities Regulation**: The offering of Units is conducted under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. MGC does not rely on Investment Company Act Rule 3a-9 or on any exclusion in Section 3(b) or 3(c) of that Act, and intends to conduct its business so that it is not an investment company (see Item 2).
- **State Law**: MGC is organized under the laws of New York and is subject to the New York Limited Liability Company Law and the laws of each state in which it owns property.
- **Real Estate Regulation**: MGC's real estate activities, and those of its affiliates such as Living585 Realty (brokerage) and TrueBuild Contracting LLC (construction), are subject to state and local real estate licensing, zoning, landlord-tenant, permitting, and construction regulations.

MGC continually assesses its compliance with these regulatory regimes.

Employees

As of the date of this Form C, MGC has no full-time employees and no part-time employees or contractors. The management team described in Item 5 provides oversight and strategic direction.

Litigation

MGC is not a party to any litigation. Except as described below, none of MGC's managers or officers is involved in any material litigation or threatened claims. Tony Shum v. Jason Johansen: Jason Johansen is the sole named defendant in a civil action filed on or about May 15, 2025 by Tony Shum in the Supreme Court of the State of New York, County of Monroe (Index No. E2025010848), seeking approximately $50,000. The plaintiff, a family member of Mr. Johansen's former business partner, Helen Shum, claims to have loaned $50,000 to a prior partnership between Mr. Johansen and Ms. Shum under a proposed promissory note, and seeks to hold Mr. Johansen personally responsible. Mr. Johansen's position is that the promissory note was never fully executed, the funds were never received in the partnership's bank account, the partnership was later assigned to Ms. Shum, and he had no communications with the plaintiff. The case is in discovery. Mr. Johansen believes the action is without merit and intends to defend it vigorously. However, the outcome of litigation is uncertain, and an adverse result, or the time and expense of defending the action, could divert Mr. Johansen's attention and resources from MGC's business.

Jason Johansen v. Helen Shum, et al.: Mr. Johansen is the plaintiff in a related action filed in November 2021 in the Supreme Court of the State of New York, County of Monroe (Index No. E2021010277), against Helen Shum, 1270 English Road LLC and Genesee Estates LLC. Mr. Johansen and Ms. Shum were equal members of Genesee Estates LLC, a Monroe County real estate company. Mr. Johansen alleges that Ms. Shum induced him, through misrepresentations, to transfer his membership interest in Genesee Estates LLC to her in December 2018, and that she later transferred a company property to another entity she controlled. He asserts claims for fraud, failure of consideration, breach of fiduciary duty, fraudulent conveyance and unjust enrichment, and seeks a declaration that the transfer of his membership interest is void, constructive trusts over two Rochester-area properties, an accounting, actual and punitive damages, and attorneys' fees. The action is pending. Any recovery is uncertain.

8. Risk Factors

Investing in the Units involves a high degree of risk, including the risk of losing your entire investment. Prospective investors should carefully consider the following risk factors, together with all other information contained in this Form C, before making an investment decision.

Risks Related to Our Business and Industry

MGC is a newly formed entity with no operating history. MGC was formed on July 22, 2025 and has not generated revenue from operations. There is no historical financial data on which to evaluate its ability to achieve its business objectives. Success will depend on the acquisition, renovation, operation, and disposition of real estate, all of which are subject to significant risks and uncertainties.

MGC will own real estate directly and may hold tenant-in-common and joint venture interests, which carry additional risks. MGC may acquire fee-simple title, undivided tenant-in-common interests, or interests in property-level joint ventures. Co-owners and joint venture partners may have interests that conflict with MGC's, may be unable or unwilling to fund capital calls, may have approval rights over major decisions (including sale and refinancing), or may become insolvent. Tenant-in-common arrangements may be subject to partition rights, buy-sell provisions or other co-ownership limits, and disputes may be costly and delay or prevent a sale. MGC may not control a joint venture and will bear its share of the venture's liabilities. MGC would acquire a joint venture interest only if the Manager determines the structure is

appropriate in light of the property, lender requirements, liability protection, tax considerations, and MGC's objectives, but there is no assurance that this determination will prove correct.

MGC is a blind pool; you will not be able to evaluate specific properties before investing. As of the date of this Form C, MGC has not identified specific properties or a geographic market. Investors must rely on the Manager's judgment in selecting, underwriting and structuring acquisitions. MGC may own few properties, so poor performance of one property could materially affect returns, and diversification will be limited by the amount raised.

Your Units will have limited voting rights, limiting your influence over MGC's operations. Investor Units vote only on the limited matters described in Items 14 and 15. Investors will have no right to vote on MGC's management, operations, property acquisitions or dispositions, dissolution or a sale of all or substantially all assets, or strategic decisions. The Manager will have sole control over such decisions. Income Units vote together with Equity Units but do not share in residual distributable cash, so Income Unit holders may vote on matters in which their economic interest differs from that of Equity Unit holders.

MGC could be deemed an investment company if its assets or activities change. MGC does not rely on Investment Company Act Rule 3a-9 and does not intend to rely on any exclusion under Section 3(b) or 3(c) of that Act, because an issuer relying on those provisions is ineligible for Regulation Crowdfunding. MGC intends to own real property directly and to acquire joint venture interests only as described in this Form C, and does not expect to be an investment company. The MGC Operating Agreement limits investment securities to 25% of total assets, but membership or other equity interests in property-level joint ventures may be treated as "investment securities," and if MGC holds too many such interests, or the SEC or a court disagreed with MGC's analysis, MGC could be required to register as an investment company, restructure its holdings, or lose its eligibility to rely on Regulation Crowdfunding. Investment company status could result in legal and regulatory penalties, the inability to enforce contracts, and rescission rights, and could materially harm investors.

The real estate market is subject to inherent risks and fluctuations. MGC's business is directly tied to the performance of the real estate markets in which it acquires properties. Real estate investments are illiquid and are subject to various risks, including downturns in the local or national economy, adverse changes in interest rates, availability of financing, changes in population trends, shifts in property values, increases in property taxes and operating expenses, and changes in governmental rules or regulations. Any of these factors could materially and adversely affect the value of MGC's properties and its financial performance.

Renovation and construction projects carry risks of cost overruns and delays. MGC's strategy includes acquiring properties that may require renovation or rehabilitation. Construction projects are inherently subject to risks such as unexpected increases in material and labor costs, delays due to unforeseen site conditions, permitting challenges, contractor availability, and adverse weather conditions. Any significant cost overruns or delays in these projects could negatively impact MGC's budget, timeline, and ultimately, its profitability and ability to generate returns for investors.

MGC faces risks related to obtaining and maintaining property-level financing. MGC anticipates relying on property-level mortgage financing to acquire real estate. Availability and terms depend on economic conditions, credit markets, and lender-specific requirements. Lenders may impose requirements regarding MGC's ownership, capitalization, governance, guarantors and the number and identity of its members (including a large number of small, non-accredited investors), may restrict distributions or

transfers, and may require joint venture or tenant-in-common structures that limit MGC's control. Failure to secure or maintain adequate financing could severely hinder MGC's business plan.

There are potential conflicts of interest with affiliated entities and the Manager. MGC has entered into, or may enter into, transactions with entities controlled by or related to the Manager and Jason Johansen, including Living585 Realty (brokerage), TrueBuild Contracting LLC (construction), and RIK Management LLC (property management). Such arrangements may involve brokerage commissions, construction and rehabilitation fees, asset management fees, and manager or affiliate advances accruing interest at the greater of 10% simple annual interest or the Manager’s cost of carrying the advance. The Manager and its affiliates also sponsor InvestInTheROC LLC, may invest side by side with it, and it may compete with MGC for properties, capital and management time. Conflicts could result in terms less favorable than those from independent third parties.

Dependence on the Manager and key personnel could adversely affect the business. MGC's success is substantially dependent on the Manager and particularly Jason Johansen. The loss of Mr. Johansen's services could materially harm MGC's ability to execute its business plan and generate returns.

The Manager’s duties to MGC are limited, MGC will indemnify the Manager, and the Manager may compete with MGC. Under the MGC Operating Agreement, neither the Manager nor any Member owes any fiduciary or other duty to MGC or its Members except duties that cannot be waived under the New York Limited Liability Company Law, and the Manager is not liable to MGC for acts taken in good faith. MGC will indemnify the Manager and its members, officers, employees and agents, including payment of their defense costs, for claims arising from MGC’s business (including disputes with Members), except where a court or arbitrator finds intentional misconduct or a knowing violation of law, or for liabilities under the securities laws. If the Manager is a party to a dispute with a Member, MGC will pay the Manager’s legal fees, subject to reimbursement if the Manager is found to have engaged in conduct for which it is not indemnified. The Manager is not required to manage MGC as its sole function, and the Manager and its affiliates may engage in other businesses, including businesses that compete with MGC, without any obligation to share those opportunities or their proceeds with MGC. These provisions limit your remedies against the Manager and could reduce the funds available for distribution (MGC Operating Agreement, Articles 6.9, 6.11 and 13.3).

Operating cash flow may be unpredictable, impacting distributions. MGC's ability to generate distributable cash flow depends on factors such as occupancy rates, rental income, property operating expenses, interest rates on property-level debt, and the timing of property sales or refinancings. These factors can fluctuate significantly, leading to unpredictable operating results. There is no guarantee that MGC will generate sufficient cash flow to make preferred returns or other distributions to MGC, and thus to Unit holders, in accordance with their economic terms.

Property management, even by affiliates, carries operational risks. While property management services may be provided by an affiliate, RIK Management LLC, the effective management of properties is crucial for generating rental income and maintaining property value. Ineffective or inefficient property management could lead to high vacancy rates, increased operating costs, tenant disputes, property damage, and failure to comply with landlord-tenant laws, all of which could negatively impact MGC's financial performance.

Pending litigation involving our Manager's principal could adversely affect MGC. Jason Johansen, the managing member of the Manager, Meridian Growth Partners LLC, is the sole named defendant in a

pending civil action brought by Tony Shum (Tony Shum v. Jason Johansen, Supreme Court of the State of New York, County of Monroe, Index No. E2025010848).

The action relates to a proposed promissory note under which Helen Shum and Mr. Johansen were to be the borrowers and Tony Shum the lender. Mr. Johansen believes the action is without merit and intends to defend it vigorously. MGC is not a party to the action.

Litigation is inherently uncertain, however, and Mr. Johansen may not prevail. Defending the action may require significant time, attention and personal financial resources, which could divert Mr. Johansen from managing MGC and its properties. An adverse judgment or settlement could impair Mr. Johansen's personal financial condition, including his ability to provide guarantees, obtain financing on MGC's behalf, or fund any required capital contributions. It could also harm his reputation with lenders, sellers, tenants and other counterparties. Mr. Johansen is also the plaintiff in a separate pending action against Helen Shum and others (see Item 7, "Litigation"), which may require additional time and resources. If conventional bank financing is unavailable or is available only on unfavorable terms, MGC may rely on hard money or other private lenders, which typically charge higher interest rates and fees and require shorter repayment terms, which would reduce cash available for distributions and increase the risk of loss. Because MGC depends heavily on Mr. Johansen's services, any of these outcomes could have a material adverse effect on MGC's business, financial condition and results of operations, and on the value of the Units. In addition, under the MGC Operating Agreement, a charging order or judgment against the Manager's interest in MGC that precludes the Manager from receiving compensation from MGC is grounds for removal of the Manager for Good Cause.

Risks Related to the Offering

You are limited in the amount you may invest. The amount a non-accredited investor can invest in all Regulation Crowdfunding offerings over a 12-month period is limited by Rule 100(a)(2) of Regulation Crowdfunding. If either your annual income or net worth is less than $124,000, you may invest the greater of $2,500 or 5% of the greater of your annual income or net worth. If both your annual income and net worth are $124,000 or more, you may invest up to 10% of the greater of your annual income or net worth, not to exceed $124,000. These limits apply across all offerings under Section 4(a)(6) of the Securities Act in any 12-month period, potentially restricting your ability to participate in other crowdfunding opportunities or to increase your investment in this offering.

A related-party Rule 506(c) offering creates integration and communications risks. InvestInTheROC LLC, an entity under common control with MGC, is conducting a separate Rule 506(c) offering. Although steps are being taken to keep the offerings and their communications separate, there is a risk of improper integration or inadvertent general solicitation, which could jeopardize the exemptions relied upon. Regulatory scrutiny of that offering could adversely affect this offering.

The Units are illiquid, and resale opportunities are severely restricted. The Units are subject to restrictions on transfer and resale under Rule 501 of Regulation Crowdfunding. For one year from the date of purchase, investors generally may not transfer the Units, except to MGC, to an accredited investor, as part of an offering registered with the SEC, or to certain family members or trusts. Transfers also require the Manager's permission and are subject to rights of first refusal in favor of MGC, the Manager and other Members, an opinion of counsel satisfactory to MGC for any transfer, and a processing fee of up to $1,000

per purchaser. No public market exists for the Units, and none is expected to develop. Investors must be prepared to hold their investment for an indefinite period.

Your investment is long-term, and your capital may be reinvested rather than returned. Investors should be prepared to hold their Units for five to seven years or longer. During MGC's seven-year Reinvestment Period, the Manager may reinvest principal from property sales or refinancings in new properties instead of returning it to investors, which will delay the return of your capital and expose it to the risks of additional acquisitions.

You may be expelled from MGC, and your Units may be sold at a value determined by the Manager. The Manager may disassociate (expel) a Member for "cause," as defined in the MGC Operating Agreement, on the Manager's own written finding, including for engaging in wrongful conduct that materially affects MGC's business, materially breaching the MGC Operating Agreement, communicating with MGC's lenders, vendors, property managers or contractors about MGC's activities without the Manager's authorization, or failing to timely provide information a lender requires to close a loan. A Member may also be disassociated upon certain events, such as death, bankruptcy or a transfer of Units. A disassociated Member immediately loses its voting rights and retains only its economic interest. If the disassociated Member does not invoke MGC's internal dispute resolution procedure within 90 days, the Manager may sell its Units to MGC, the Manager, other Members or third parties at a negotiated price or, absent agreement, at a price based on the Manager's estimate of MGC's market value, which the purchaser may pay over three years by a promissory note bearing 5% simple interest (MGC Operating Agreement, Article 12).

There is a risk of early closing, which limits the time for investment. MGC may close this offering and conduct an initial closing of subscriptions once the target offering amount of $5,000 is met and the offering has been live for at least 21 days. If an early closing occurs, investors will receive at least five business days' notice, and they will retain the right to cancel their investment commitment until 48 hours prior to the new offering deadline. However, this could reduce the overall fundraising period and may limit potential investors' opportunities to participate, or cause investors who desired a longer evaluation period to miss the chance to invest.

If the target offering amount is not reached, your investment commitment will be cancelled. MGC must raise a minimum of $5,000 by the offering deadline. If the total amount of investment commitments does not meet this target, no securities will be sold, and all funds committed by investors will be returned promptly without interest. This means that investors will not have the opportunity to participate in the potential returns of MGC's real estate projects, and their funds may be tied up for a period without earning interest.

The offering cannot close, and no funds will be released from escrow, until the $5,000 Minimum Offering Amount is reached. The Minimum Offering Amount is $5,000 and the offering deadline is January 31, 2027. If the Minimum Offering Amount is not reached by the deadline, all commitments will be cancelled and funds returned without interest. Because the minimum is low, MGC may close with limited capital and may not be able to acquire any property or achieve diversification.

There has been no independent valuation of the Units or MGC. The price of $10.00 per Unit was set by MGC. No independent third-party valuation has been conducted. The offering price does not necessarily represent fair market value and may not be indicative of the price at which Units could be sold in a secondary market, if one were to develop.

Risks Related to the Securities

Your Units have limited voting rights, and you will have little influence over MGC. As discussed, Investor Units vote only on the limited matters described in Items 14 and 15. Investors will have no ability to participate in MGC's governance or decision-making beyond those rights.

Distributions on Units are subject to Manager discretion and a waterfall structure. Distributions will be made in accordance with Article 4 of the MGC Operating Agreement. Preferred returns are payable only from available cash flow and proceeds and are not guaranteed, and Income Units are entitled only to return of capital and their preferred return. The Manager's discretion over reserves, debt service, fees and joint venture obligations can significantly affect the timing and amount of distributions. The Manager also has the authority to modify the distribution waterfalls, if necessary, to reduce phantom income for Members, which could change the timing or order of the distributions you receive. There is no guarantee of any distributions.

The economic terms of your Units may be diluted or subordinated by other interests or future issuances. The Manager holds Manager Units carrying 30% of the voting Interests and 30% of residual distributable cash. The Manager may admit co-investors or joint venture partners with priority equity positions superior to the Units, and may add a class superior to the Units, without Unit holder approval (MGC Operating Agreement, Articles 1.9.2 and 2.3). Any of these could dilute or subordinate Unit holders.

Offering and MGC-level expenses will reduce distributions to Unit holders. MGC will bear funding-portal fees, payment-processing fees, legal and accounting fees, tax preparation, and Form C and Form C-AR compliance costs, as well as property-level operating expenses, all of which reduce funds available for investment and distribution.

The terms of the bonus interests may not be as expected. Investors who purchase Income Units or Equity Units until MGC raises $1,000,000 from the sale of Investor Units will receive 5% additional Units of the class purchased, counted for Percentage Interests, Preferred Returns and return of capital (MGC Operating Agreement, Article 2.1). Bonus Interests will be dilutive to later investors and the Manager Units.

Unit holders rely entirely on the Manager. Unit holders will rely on the Manager to select, acquire, finance, manage and sell MGC's properties and to structure any tenant-in-common or joint venture arrangement. Any mismanagement or failure by the Manager to act in investors' best interests could result in a loss of investment. Removal of the Manager requires the vote of 75% of the Investor Units for Good Cause, lender consent, and release of the Manager from guarantees, which may make removal difficult.

Amendments to the MGC Operating Agreement could affect your economic rights. The rights and preferences of the Units are governed by the MGC Operating Agreement. The Manager may amend the agreement without member approval unless the amendment materially and adversely affects the rights, preferences or economic terms of the Investor Units, in which case a majority of the outstanding Investor Units must approve (Article 15). The Manager may also, without member approval, make amendments required by a lender, crowdfunding platform or joint venture partner for purposes of obtaining financing for, or completing, the acquisition, refinancing or sale of a property, which could affect your rights.

Disputes are subject to mandatory alternative dispute resolution, and your remedies are limited. Under the MGC Operating Agreement, disputes among Members or between Members and the Manager must first be negotiated and then mediated and, if unresolved after three mediation sessions, must be resolved by binding arbitration administered by JAMS in Rochester, New York, unless all parties to the

dispute agree in writing to litigate. The maximum amount a Member may recover is its unreturned capital contributions plus any distributions or interest owed to it, and the arbitrator may not award punitive damages. Class actions and class arbitrations are waived. Each party bears its own attorneys' fees, but MGC will pay the Manager's legal fees, subject to reimbursement if the Manager is found not entitled to indemnification. Members also waive any right of partition, appraisal rights, and the right to petition a court for judicial dissolution of MGC. Claims under the federal securities laws are not subject to mandatory arbitration; however, the MGC Operating Agreement requires that any claim under the Securities Act of 1933 be brought exclusively in the federal district courts located in the State of New York. This exclusive forum provision may limit your ability to bring a claim in a judicial forum you find favorable or convenient, and there is uncertainty as to whether a court would enforce it.

MGC's investments may be concentrated and are not diversified. MGC's assets will consist of the real property interests it acquires, and MGC will not invest in InvestInTheROC LLC or any other fund or syndicate. Returns will depend on the performance of a limited number of properties and any joint ventures, and MGC will have no independent source of income to offset losses.

Investment in Units may have complex tax consequences. MGC is expected to be treated as a partnership for U.S. federal income tax purposes. Investors will receive a Schedule K-1 from MGC and may be allocated taxable income without corresponding cash distributions ("phantom income"). Investors may also have state and local filing obligations in states where MGC or a joint venture owns property. Prospective investors should consult their own tax advisors.

RISKS NOT PRESENTLY KNOWN TO MGC OR THAT MGC CURRENTLY DEEMS IMMATERIAL MAY ALSO ADVERSELY AFFECT MGC'S BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS, AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT.

9. Purpose of the Offering

The primary purpose of this Regulation Crowdfunding offering is to raise capital for MGC to acquire direct ownership interests in real estate, through the sale of Units to investors. MGC intends to use the net offering proceeds to acquire direct ownership interests, including direct fee-simple ownership, undivided tenant-in-common interests, and, where appropriate, membership or other equity interests in property-level joint ventures, in one or more qualifying single-family, multifamily, mixed-use, or commercial real estate properties. MGC may acquire an interest through a property-level joint venture only if the Manager determines that the structure is appropriate in light of the applicable property, lender requirements, liability protection, tax considerations, and MGC's investment objectives. MGC will not use offering proceeds to acquire interests in InvestInTheROC LLC or any other syndicate or investment fund.

A portion of the offering proceeds will be used to pay offering and MGC-level expenses, including funding-portal fees, payment-processing fees, legal and accounting expenses, and Form C/C-AR compliance costs.

No proceeds from this offering are intended to repay insider debt. However, as disclosed in Item 26, manager or affiliate advances to MGC or property-level entities accrue interest at the greater of 10% simple annual interest or the Manager's cost of carrying the advance, non-compounded, and repayment of such advances from MGC funds would be a use of Company funds. Offering proceeds will also indirectly support compensation of the Manager and affiliates through fees (organization and due diligence, asset management, construction oversight, refinance/loan guarantee, and disposition fees) and affiliate

arrangements (Living585 Realty brokerage commissions, TrueBuild Contracting LLC construction services), as described in Item 26.

10. Use of Proceeds

The following table sets forth the Company's intended use of the proceeds of this Offering if the Target Offering Amount and the Maximum Offering Amount, respectively, are sold. Because the Company may accept oversubscriptions up to the Maximum Offering Amount, actual proceeds may fall anywhere between these amounts, in which case management intends to allocate proceeds approximately proportionately, with the intermediary fee fixed at 2.0% of gross proceeds.

Use	Target ($5,000)	%	Maximum ($5,000,000)	%
Acquisition, renovation and operation of real estate	$0	0%	$4,600,000	92.0%
Intermediary commission (2%)	$100	2%	$100,000	2.0%
Offering expenses (legal, audit, CFMD onboarding/monthly fees, escrow fees, $5/investor fee, payment processing, EDGAR filing)	$4,900	98%	$75,000	1.5%
Marketing and investor relations	$0	0%	$75,000	1.5%
Working capital and reserves (including annual Form C-AR, ongoing audit/review, tax returns)	$0	0%	$150,000	3.0%
Total	**$5,000**	**100%**	**$5,000,000**	**100%**

Proceeds will not be used to acquire interests in InvestInTheROC LLC or any other syndicate or investment fund. Manager/affiliate advances will earn simple interest at the greater of 10% or the Manager's cost of carrying the advance, which may be repaid as an expense of MGC in accordance with Article 3 of the MGC Operating Agreement; affiliate compensation is as disclosed in Item 26. In addition, the Manager and its affiliates will be reimbursed from offering proceeds or MGC funds, upon production of receipts, for out-of-pocket expenses they advance for MGC's organization, this offering, and the acquisition of properties, including earnest money deposits, due diligence costs, closing costs, loan application fees, company formation costs and legal fees. The maximum amount of such reimbursements cannot be determined at this time, and deferred reimbursements may accrue interest as described above (MGC Operating Agreement, Article 5.1).

The Company reserves the right to reallocate proceeds among these categories as business conditions warrant.

11. Testing the Waters; Delivery of Securities

(a) Testing-the-waters communications

MGC did not engage in testing-the-waters communications under Rule 206 of Regulation Crowdfunding prior to the filing of this Form C.

(b) How the Company will complete the transaction and deliver Securities

Investment commitments will be made exclusively through the online platform of Crowdfund My Deal, LLC (Roc.CrowdfundMyDeal.com) (the "Intermediary" or "Portal"), which is a registered funding portal.

Funds committed by investors will be held by Luminate Bank, a qualified third-party escrow agent, in an escrow account. The Intermediary is responsible for ensuring that all funds are held by a qualified third party and released only at a closing, in accordance with Rule 303(e) of Regulation Crowdfunding.

The offering will be open for investment commitments for a minimum of 21 days from the date this Form C is first made publicly available on the Intermediary's platform.

MGC intends to conduct rolling closings after the target offering amount of $5,000 has been reached and the 21-day minimum offering period has elapsed. For any early closing (before the stated offering deadline), MGC will provide notice to investors at least five business days prior to the new offering deadline. Investors will retain the right to cancel their investment commitments for any reason until 48 hours prior to any new offering deadline. At each closing, so long as the target offering amount has been met, the escrow agent will release the funds to MGC, less any applicable Intermediary fees.

Upon the release of funds from escrow at each closing, MGC will electronically deliver the Units to investors, who become Investor Members at that closing, and will apply the net proceeds as described in Item 10. Preferred returns accrue from the date of the closing. Jason Johansen, with assistance from Alissa Johansen, will oversee segregated records for each Unit holder, detailing contributions, distributions, tax allocations, and any transfers. MGC has not engaged a registered transfer agent. If MGC approaches the thresholds that would require registration under Section 12(g) of the Securities Exchange Act of 1934, the Manager may, in its discretion, engage a registered transfer agent so that MGC may rely on the conditional exemption in Exchange Act Rule 12g-6.

If the target offering amount of $5,000 is not reached by the offering deadline of Januaury 31, 2027, no securities will be sold, and all investment commitments will be cancelled. Funds collected from investors will be returned promptly to them by the escrow agent without interest or deduction.

12. Cancellation of Investment Commitments

Investors may cancel their investment commitment for any reason until 48 hours prior to the offering deadline. This means that if an investor makes an investment commitment on the final day of the 48-hour period before the offering deadline, they do not have the right to cancel the investment commitment.

MGC has the option to conduct an initial closing of the offering and sell securities once the target offering amount has been reached, and the offering has been available to the public for at least 21 days. If MGC chooses to conduct an early closing, it must provide all investors with notice of the new offering deadline at least five business days prior to such new deadline. Investors will retain their right to cancel their investment commitment for any reason until 48 hours prior to this new offering deadline. An early closing is only permitted if the aggregate amount of investment commitments received by MGC at the time of closing is at least equal to the target offering amount.

If MGC makes a material change to the terms of the offering or to the information provided in this Form C, a Form C/A (amendment to the offering statement) will be filed and investors will be notified. Investors will then have five business days from the date of the notice to reconfirm their investment commitment. If an investor does not reconfirm their commitment within this five-business-day period, their investment commitment will be cancelled, and their funds will be returned promptly without interest or deduction.

If the target offering amount is not reached by the offering deadline, all investment commitments will be cancelled, and all funds will be returned promptly by the escrow agent without interest or deduction.

13. Terms of the Securities Offered

The securities offered are membership Units of Meridian Growth Collective LLC (the "Units"). Investors elect a Unit class at subscription. Officers, directors or affiliates of MGC, including the Manager and its members, may purchase Units through the Portal on the same terms as other investors; any such purchases will be disclosed and will not be counted toward the target offering amount.

Classes of Units offered:

- Income Units: non-participating; return of capital plus 9% non-compounding cumulative preferred return, determined in quarterly increments of 2.25%, per the MGC Operating Agreement
- Equity Units: 7% cumulative preferred return plus 70% of residual distributable cash (30% to the Manager Units), per the MGC Operating Agreement

Term	Description
Economic terms — Income Units	$10.00 per Unit; non-participating; return of capital plus 9% non-compounding cumulative preferred return on unreturned capital contributions (quarterly increments of 2.25%); paid ahead of the Equity Units and Manager Units
Economic terms — Equity Units	$10.00 per Unit; 7% cumulative preferred return, then 70% of residual distributable cash (30% to the Manager Units)
Price per Unit	$10
Minimum investment per investor	$250
Target (Minimum) offering amount	$5,000
Maximum offering amount	$5,000,000
Offering deadline	January 31, 2027
Voting rights	Limited. Income Units and Equity Units vote together (one vote per Unit) only on the matters described in Items 14-16; Investor Units carry 70% of the total voting Interests and Manager Units 30%.
Transfer restrictions	The Units may not be transferred for one year (17 CFR 227.501) except to MGC, to an accredited investor, as part of a registered offering, or to a member of the family of the purchaser, a trust for their benefit, or in connection with the death or divorce of the purchaser. Transfers also require the Manager's permission under the MGC Operating Agreement. For any transfer, MGC must also receive an opinion of counsel satisfactory to MGC that the transfer complies with the Securities Act, Rule 501 (to the extent applicable) and applicable state securities laws. A proposed transfer must first be offered to MGC, then to the Manager (or its members or affiliates), then to a purchaser introduced by the selling Member, then to other Members, and then to third parties. The Manager may charge the transferor a processing fee of up to $1,000 per purchaser, and the transferor bears the costs of the transfer (MGC Operating Agreement, Article 11).
Bonus / incentive interests	5% additional Units of the class purchased, granted to each investor who purchases Income Units or Equity Units until MGC raises $1,000,000 from the sale of

	Investor Units, counted for Percentage Interests, Preferred Returns and return of capital (MGC Operating Agreement, Article 2.1)

Distributions are payable from MGC's Distributable Cash and capital transaction proceeds after payment of expenses, debt service, reserves and Manager fees, in accordance with Article 4 of the MGC Operating Agreement.

Manager Catchup. If the Equity Units' 7% preferred return is not paid in full for a period, the Manager may, at its option, defer or waive the Manager Units' 30% share of distributions for that period and reallocate it to the Equity Units. Any amount so deferred or waived (a "Manager Catchup") is repaid to the Manager from future cash flow or from capital transaction proceeds; in a capital transaction, the Manager Catchup is paid after investors' unreturned capital contributions and accrued preferred returns and before the 70/30 residual split (MGC Operating Agreement, Articles 4.1 and 4.3).

Waterfall modifications to reduce phantom income. The Manager has the authority to modify the distribution waterfalls described above, if necessary, to reduce "phantom income" (taxable income allocated to Members without a corresponding cash distribution) (MGC Operating Agreement, Article 4).

Holding period. Investors should expect to hold their Units for approximately five to seven years. During MGC's seven-year Reinvestment Period, principal from property sales or refinancings may be reinvested in new properties rather than distributed; after the Reinvestment Period, MGC will liquidate its properties and return investors' capital contributions first (see Item 7 and MGC Operating Agreement, Article 2.7).

14. Voting Rights

☒ Yes (limited)

Investor Units (Income Units and Equity Units, voting together with one vote per Unit) have only the limited voting rights provided in the MGC Operating Agreement: (a) the right, by holders of 75% of the outstanding Investor Units (excluding, for a Notice to Perform, any Investor Units held by the Manager or its affiliates), to issue a Notice to Perform to the Manager and to remove the Manager for Good Cause (Article 8), subject to lender consent and release of the Manager from guarantees; (b) the right, by a majority of the outstanding Investor Units, to fill a vacancy after the Manager resigns or is removed; (c) the right, by a majority of the outstanding Investor Units, to approve any amendment that materially and adversely affects the rights, preferences or economic terms of the Investor Units; and (d) the right, by a majority of the outstanding Investor Units, to approve certain Major Decisions listed in Article 6.4. Investor Units carry 70% of the total voting Interests and Manager Units carry 30%. MGC is manager-managed, and the Manager has sole authority over MGC's business, including property acquisitions, financing, joint venture structuring, dissolution, the sale of all or substantially all assets, and any Section 1031 exchange. Income Units do not share in residual distributable cash but vote with the Equity Units.

15. Limitations on Voting and Other Rights

As described in Item 14, Unit holders have no ability to influence the management or strategic decisions of MGC other than the limited rights described there, and will rely entirely on the Manager.

Units do not include any specific dividend rights beyond the distribution rights in Article 4 of the MGC Operating Agreement. Unit holders will not have preemptive rights or registration rights and will have inspection and information rights only as provided by Regulation Crowdfunding, the New York Limited Liability Company Law and the MGC Operating Agreement. Unit holders waive any right of partition, appraisal rights, and the right to petition a court for judicial dissolution of MGC (MGC Operating Agreement, Article 15.5). MGC may also deduct from a Unit holder's distributions any legal, accounting or other costs MGC or the Manager incurs in responding to matters relating to that Unit holder's personal tax or legal issues (such as subpoenas, divorce, bankruptcy or judgments), so long as MGC and the Manager are not named parties (MGC Operating Agreement, Article 6.12).

16. Modification of the Terms of the Securities

The terms of the Units are set forth in the MGC Operating Agreement.

Under the MGC Operating Agreement, the Manager may amend the agreement without member approval unless the amendment materially and adversely affects the rights, preferences or economic terms of the Investor Units, in which case the affirmative vote of a majority of the outstanding Investor Units is required (Article 15). The Manager may also update the Appendices to reflect admissions and transfers. In addition, without member approval, the Manager may make amendments required by a lender, crowdfunding platform or joint venture partner for purposes of obtaining financing for, or completing, the acquisition, refinancing or sale of a property, provided they are not materially inconsistent with the principles of the MGC Operating Agreement. The Manager will provide Members with a copy of any amendment.

Any modification that affects Unit holders will be subject to applicable securities laws and contractual limitations. Any material change to the terms of this offering will require a Form C/A as described in Item 12.

17. Other Outstanding Securities of the Company

Meridian Growth Collective LLC is a limited liability company organized under the laws of New York. It has no authorized share capital; its equity consists of classes of membership interests created and governed by the MGC Operating Agreement. The classes to be outstanding, and their material terms, are as follows:

Class of membership interests	Economic / voting terms	Held by
Income Units and Equity Units (Investor Units) offered hereby	$10.00 per Unit; $250 minimum; economic terms as described in Item 13; Investor Units carry 70% of the voting Interests, exercisable only on the limited matters in Item 14	Investors in this offering (none outstanding before the offering)
Manager Units	$1,000 total capital contribution; 30% of the voting Interests and 30% of residual distributable cash; subordinate to the Investor Units as to preferred returns and return of capital; irrevocable even if the Manager is removed	Meridian Growth Partners LLC (members: Jason Johansen 90%, Alissa Johansen 10%)

MGC has no securities outstanding other than the Units offered in this offering and the Manager Units described above. The Manager may add a class superior to the Units in connection with co-investments or joint ventures (see Item 18).

Bonus and incentive interests. 5% additional Units of the class purchased are granted to each investor who purchases Income Units or Equity Units until MGC raises $1,000,000 from the sale of Investor Units, counted for Percentage Interests, Preferred Returns and return of capital.

Indebtedness and advances are described in Item 24; they are not equity securities of MGC.

18. How the Rights of the Securities May Be Materially Limited, Diluted or Qualified by Other Classes

The rights of the Units offered in this Offering may be materially limited, diluted, or qualified by other interests in MGC and by the rights of MGC's lenders and joint venture partners.

The Manager Units held by the Manager carry 30% of the voting Interests and 30% of residual distributable cash, are subordinate to the Investor Units as to preferred returns and return of capital, and are irrevocable. Income Units are paid first, then Equity Units, before the residual is shared. The Manager also receives fees and may receive interest on advances.

The Manager may also recover any Manager Catchup (its share of distributions that it deferred or waived to cover unpaid Equity Unit preferred returns) from future cash flow or capital transaction proceeds ahead of the 70/30 residual split, which will reduce residual distributions to the Equity Units (see Item 13).

The Manager may waive any of its fees or expense reimbursements or convert them into Investor Units (MGC Operating Agreement, Articles 5.1 and 5.2). Any such conversion would increase the number of Investor Units outstanding and dilute the Percentage Interests, preferred return entitlements and voting interests of other Unit holders.

The Manager may disassociate a Member for cause or upon certain other events, after which the Member loses its voting rights, and the Member's Units may be sold at a price based on the Manager's estimate of MGC's market value and paid over three years (see Item 8 and MGC Operating Agreement, Article 12).

The Manager may enter into co-investment, joint venture or tenant-in-common arrangements in which a co-investor takes a priority equity position over the Units, and may add a class superior to the Units and alter the distribution waterfall to accommodate such a co-investor (MGC Operating Agreement, Articles 1.9.2 and 2.3). Overall returns will also depend on the performance of MGC's properties and on the priority of property-level mortgage lenders, whose claims rank ahead of MGC's.

Manager or affiliate advances to MGC or its property-level entities, which accrue interest at the greater of 10% simple annual interest or the Manager's cost of carrying the advance, non-compounded, may have repayment priority or reduce distributable cash flow, thereby limiting or delaying distributions to Unit holders.

19. Other Differences Between the Securities Offered and Other Classes

The Units offered in this Offering differ from other interests in MGC and from interests in affiliated entities, including InvestInTheROC LLC. The key differences are:

- **Voting Rights**: Income Units and Equity Units have only the limited voting rights described in Item 14. Investor Units carry 70% of the voting Interests and the Manager Units carry 30%. The Manager controls MGC's decisions.
- **Economic Terms:**
- **Income Units**: $10.00 per Unit; non-participating; return of capital and a 9% non-compounding cumulative preferred return, paid ahead of the Equity Units and Manager Units. No share of residual distributable cash; eligible for bonus interests.
- **Equity Units**: $10.00 per Unit; 7% cumulative preferred return, then 70% of residual distributable cash (30% to the Manager Units); eligible for bonus interests.
- **Manager Units**: Held by Meridian Growth Partners LLC for a $1,000 contribution; 30% of the voting Interests and 30% of residual distributable cash; subordinate to the Investor Units as to preferred returns and return of capital.
- **Investment Minimums**: The minimum investment in this Regulation Crowdfunding offering is $250.
- **Direct Ownership of Real Estate**: Investors purchase Units in MGC, which itself owns real estate interests directly (fee simple, tenant-in-common, or, where appropriate, property-level joint venture interests). Investors do not hold interests in InvestInTheROC LLC.
- **Bonus Interests**: 5% additional Units of the class purchased for Income Unit and Equity Unit investors until $1,000,000 is raised.

These differences reflect distinct investment objectives, risk tolerances, and regulatory frameworks.

20. How the Exercise of Rights Held by Principal Shareholders Could Affect Purchasers

MGC is manager-managed by Meridian Growth Partners LLC, acting through Jason Johansen, its manager. Jason Johansen and Alissa Johansen are the members of the Manager and hold, through the Manager, all of the Manager Units (30% of the voting Interests; 27% Jason Johansen and 3% Alissa Johansen, indirectly).

The actions of the Manager will significantly impact MGC's operations, financial performance, and distributions. Unit holders will have no ability to vote on operational, strategic, or governance matters other than as described in Item 14.

The Manager's exercise of its rights could affect purchasers in several ways:

- **Operational Control:** The Manager makes all day-to-day and strategic decisions for MGC, including property acquisitions, dispositions, financing, and renovations. These decisions directly influence MGC's profitability and ability to generate distributions for Unit holders.
- **Amendment of Operating Agreement**: The Manager may make amendments to the MGC Operating Agreement without member approval in the circumstances described in Item 16, which could affect the long-term rights of Unit holders.
- **Related-Party Transactions**: The Manager and its affiliates, including Living585 Realty and TrueBuild Contracting LLC, may engage in transactions with MGC. Affiliate contracts must be on terms at least as favorable to MGC as could be obtained through arm’s-length negotiations with unrelated third parties, but the Manager's influence could result in decisions that favor affiliates.

- **Allocation of Distributions**: The timing and availability of distributable cash flow are subject to MGC's financial performance and the Manager's discretion over cash reserves and repayment of obligations such as property-level debt and manager advances.

MGC has no pre-offering members other than the Manager (Manager Units). Ultimate control over MGC resides with the Manager, and through it with Jason Johansen and Alissa Johansen.

No member other than the Manager holds 20% or more of MGC's voting interests before this offering. Indirectly, Jason Johansen holds 27% of the voting Interests through the Manager.

21. How the Securities Are Being Valued

The Units being offered are membership units of MGC at a price of $10.00 per Unit. The price was set by MGC; it corresponds to a proportionate share of capital contributions and the economic rights in the MGC Operating Agreement.

MGC will own real estate directly, so the value of the Units will depend on the value of MGC's properties, any joint venture interests, and its liabilities, as well as the rights of the Manager Units. No specific properties have been identified.

MGC has not obtained an independent valuation of MGC or the Units prior to this Offering. MGC is a newly formed entity with no operating history. Future valuations, if any, will depend on the success of MGC's real estate investments, market conditions, and the overall economic environment.

22. Risks to Purchasers Relating to Minority Ownership

Purchasers of Units will hold Units in MGC with limited voting rights. As minority owners, Unit purchasers will be subject to risks typically associated with minority ownership, including:

- **Lack of Control**: Unit holders will have limited voting rights and no ability to influence the management, operations, or strategic decisions of MGC. All significant decisions, including property acquisitions, dispositions, financing, joint venture structuring, dissolution and capital allocation, will be made by the Manager.
- **Reliance on Management**: Investors must rely entirely on the business judgment, expertise, and integrity of the Manager and its affiliates.
- **Limited Information Rights**: Unit holders will receive information as required by Regulation Crowdfunding and the MGC Operating Agreement, but will not have the access enjoyed by management.
- **Divergence of Interests**: The interests of the Manager and its affiliates may not always align with those of Unit holders, for example in related-party transactions, fee arrangements, or the timing of sales and refinancings.
- **Lack of Liquidity**: There is no public market for the Units. Transfers are restricted under Rule 501 of Regulation Crowdfunding and the MGC Operating Agreement.
- **Risk of Disassociation**: The Manager may expel a Member for cause on its own written finding, terminating the Member's voting rights, and may cause the Member's Units to be sold at a price based on the Manager's valuation, payable over time.

23. Risks Associated with Corporate Actions

Investors in this Offering are exposed to risks associated with actions by MGC's Manager that may materially limit, dilute, or qualify their rights. These risks include:

- **Additional issuances of securities**: MGC may issue additional membership interests, including new classes, in connection with co-investments or otherwise, which could dilute the Units.
- **Conversion of Manager fees and reimbursements**: The Manager may convert its fees and expense reimbursements into Investor Units, which would dilute existing Unit holders.
- **Issuer repurchases**: MGC may repurchase its membership interests, which could deplete cash otherwise available for distributions, investments or debt repayment. Any repurchase is subject to the MGC Operating Agreement and applicable law.
- **A sale of the Company or of substantial assets**: The Manager may sell all or substantially all of MGC's assets, or dissolve MGC, in its sole discretion without a vote of Unit holders. Proceeds will be distributed under the MGC Operating Agreement waterfall after payment of liabilities (including property-level debt and manager advances).
- **Transactions with related parties**: As disclosed in Item 26, MGC and the Manager and its affiliates engage in related-party transactions, including brokerage commissions, construction services, and manager advances (the greater of 10% simple annual interest or the Manager’s cost of carrying the advance, non-compounded), which involve potential conflicts of interest.

24. Indebtedness of the Company

Meridian Growth Collective LLC:

- **Property-level mortgage financing**: MGC anticipates obtaining mortgage financing for its real estate acquisitions. Creditors, amounts, rates, maturities, security and covenants are determined once financing is identified. Loans will typically be secured by the underlying real estate (or MGC's interest in it) and may include covenants restricting distributions or transfers.
- **Seller financing**: The MGC Operating Agreement contemplates seller financing (terms to be determined), which would be paid directly after senior debt and before other classes.
- **Manager/Affiliate Advances**: The Manager or its affiliates are permitted (but not obligated) to make advances to MGC or its property-level entities, accruing interest at the greater of 10% simple annual interest or the Manager’s cost of carrying the advance, non-compounded. The Manager may defer repayment to build reserves.

25. Exempt Offerings Conducted Within the Past Three Years

MGC and entities under common control with MGC have engaged in or are engaging in the following exempt offerings within the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
PPM dated September 2, 2026 (InvestInTheROC LLC, an entity	Rule 506(c)	Class A Units	$0	Acquisition, renovation, operation, refinancing, and/or

under common control); no sales to date				sale of multifamily and mixed-use real estate in the Rochester area.

Details of Offerings:

- **Rule 506(c) Offering**: InvestInTheROC LLC, an entity under common control with MGC, is conducting a Rule 506(c) offering of its Class A Units pursuant to a PPM dated September 2, 2026. The Class A Units are offered at $1,000 per Unit, with a maximum offering amount of $10,000,000 and a minimum investment of $50,000, to accredited investors only. No sales have been made to date. A Form D has been filed with the SEC. MGC is not an issuer in that offering.
- **Prior Regulation Crowdfunding Offering**: MGC has not conducted a prior Regulation Crowdfunding offering. InvestInTheROC LLC has not sold securities under Section 4(a)(6).

The InvestInTheROC LLC Rule 506(c) offering uses general solicitation (accredited-verified). No finder's fees have been paid in connection with the prior offerings. Communications for this Regulation Crowdfunding offering are kept separate from the Rule 506(c) offering to avoid integration issues.

26. Transactions with Related Persons

MGC, its Manager, and other covered persons may engage in transactions with related persons.

The following related-party transactions and arrangements are in place or anticipated:

- **Manager Fees**: The Manager, Meridian Growth Partners LLC, receives the following fees from MGC under Article 5 of the MGC Operating Agreement:
- An Organization and Due Diligence Fee (acquisition fee) of 1% of the purchase price on acquisition of each Property, for organizing the Company, conducting due diligence, and procuring acquisition loans.
- An Asset Management Fee of 0.5% of the Company's gross asset value annually, paid monthly.
- A Construction Oversight Fee of 10% of construction costs related to each Property.
- A Refinance/Loan Guarantee Fee of 1% of the new loan amount for obtaining a refinance loan and/or guaranteeing a loan.
- A Disposition Fee of 1% of the gross sales price of each Property.
- **Expense Reimbursements**: The Manager and its affiliates will be reimbursed, upon production of receipts, for out-of-pocket expenses they advance for MGC’s startup, organization and offering and for the acquisition of properties, including earnest money deposits, due diligence costs, closing costs, loan application fees, company formation costs and legal fees. MGC will not pay the Manager’s overhead. Reimbursements may be deferred and, if deferred, accrue interest at the greater of 10% simple annual interest or the Manager’s cost of carrying the advance. The maximum amount of reimbursements cannot be determined at this time (MGC Operating Agreement, Article 5.1).
- **Affiliated Brokerage Services**: Living585 Realty, for which Jason Johansen is the primary broker, may receive brokerage commissions on the acquisition and disposition of properties by MGC. Any such brokerage arrangement will be on terms at least as favorable to MGC as could be obtained through arm’s-length negotiations with unrelated third parties.

- **Affiliated Contracting and Property Management Services**: TrueBuild Contracting LLC, owned by Jason Johansen, may provide construction, renovation, and repair services to the Company's properties. RIK Management LLC (property management) is an Affiliate who may provide property management services to the Company's properties. All contracts with Affiliates will be on terms at least as favorable to MGC as could be obtained through arm's-length negotiations with unrelated third parties (MGC Operating Agreement, Articles 6.5 and 6.6).
- **Manager/Affiliate Advances**: The Manager or its affiliates may make advances to MGC or its property-level entities, accruing interest at the greater of 10% simple annual interest or the Manager's cost of carrying the advance, non-compounded.
- **Common Control Disclosure**: The Manager and Jason Johansen also control InvestInTheROC LLC. MGC will not invest in InvestInTheROC LLC, but the two entities may invest side by side in the same property. Any such arrangement will be disclosed.

MGC's policy is that all contracts with Affiliates of the Manager will be on terms at least as favorable to MGC as could be obtained through arm's-length negotiations with unrelated third parties.

27. Operating History

☒ No

MGC is a newly formed entity, formed on July 22, 2025, with no operating history and no operations. Its audited financial statements for the period from July 22, 2025 (date of formation) through December 31, 2025 reflect no activity. Consequently, it has no significant operating or revenue history to present at the time of this filing.

28. Financial Condition of the Company

Overview and Results of Operations

MGC was formed on July 22, 2025 and has no historical operations. There is no historical financial data, such as revenues, gross profit, or operating expenses, to present from prior fiscal years. MGC's business plan involves acquiring, renovating, operating, refinancing, and/or selling real estate. Future operations are expected to generate property operating income and incur property operating expenses and general and administrative expenses typical of real estate companies.

No interim financial results are available as the entity is newly formed. Management expects initial operations to focus on property acquisition and stabilization, which will require significant capital investment and will not immediately generate substantial net income.

Liquidity and Capital Resources

As a newly formed entity, MGC currently has nominal capital and relies on external financing to fund its operations and investment activities. This Regulation Crowdfunding offering is the primary anticipated source of capital for MGC's initial real estate acquisitions and related operating expenses, together with property-level mortgage financing.

MGC does not currently hold significant cash or cash equivalents. Working capital, net cash used in operations, monthly burn rate, and financial runway figures are currently $0 due to the newly formed nature and lack of historical operations. Manager or affiliate advances may also provide liquidity, accruing interest

at the greater of 10% simple annual interest or the Manager's cost of carrying the advance, non-compounded.

Capital Requirements and Plan of Operations

If the target amount of $5,000 is raised, the proceeds, after the intermediary commission, will be fully applied to offering expenses. If the maximum amount of $5,000,000 is raised, the net proceeds after the intermediary commission and offering expenses will be approximately $4,825,000, which will be used for the acquisition, renovation and operation of real estate, marketing and investor relations, and working capital and reserves, as described in Item 10.

The successful completion of this Offering will provide MGC with capital to begin executing its real estate strategy, providing up to approximately $4,825,000 of net proceeds at the maximum offering amount. MGC's financing plans are to acquire real estate using a combination of investor funds and lender financing. MGC does not currently have material commitments for capital expenditures beyond those associated with anticipated property acquisitions and renovations.

Hughes Crowdfunding CPA, P.C. has audited the financial statements of Meridian Growth Collective LLC as of December 31, 2025 and for the period from July 22, 2025 (date of formation) through December 31, 2025, and issued its independent auditor's report dated October 15, 2026.

Critical Accounting Policies

Given that MGC is a newly formed entity with no operating history, critical accounting policies have not yet been fully implemented. For future operations, MGC anticipates the following:

- **Property Acquisitions**: MGC will account for property acquisitions at cost, including direct acquisition costs.
- **Revenue Recognition:** Rental income from properties will be recognized on an accrual basis. Other property-level revenues, such as those from services, will be recognized when earned.
- **Property Operating Expenses:** Expenses related to property operations (e.g., property taxes, insurance, utilities, maintenance, property management fees) will be recognized as incurred.
- **Depreciation and Amortization:** Real estate assets, excluding land, will be depreciated over their estimated useful lives.
- **Joint Venture Interests**: Membership or other equity interests in property-level joint ventures, if any, will be accounted for under U.S. GAAP for investments in unconsolidated or consolidated entities, as applicable (e.g., equity method where MGC has significant influence but not control).
- **Income Taxes**: MGC is organized as a limited liability company and is expected to be treated as a partnership for U.S. federal income tax purposes. Taxable income or losses will generally be allocated to members/unit holders, and MGC will generally not be subject to U.S. federal income tax.

29. Financial Information

Hughes Crowdfunding CPA, P.C. has audited the financial statements of Meridian Growth Collective LLC as of December 31, 2025 and for the period from July 22, 2025 (date of formation) through December 31, 2025, and issued its independent auditor's report dated October 15, 2026.

The financial information presented below reflects zero balances, as MGC had no assets, liabilities, revenues or expenses during the periods presented.

Condensed Balance Sheets (as of December 31, 2025)

	December 31, 2025	N/A (no prior period)
Assets		
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Property and Equipment, Net	$0	N/A
Total current assets	$0	N/A
Other Assets	$0	N/A
Total assets	$0	N/A
Liabilities		
Short-term Debt	$0	N/A
Accounts Payable & Accrued Expenses	$0	N/A
Total liabilities	$0	N/A
Long-term Debt	$0	N/A
Equity		
Total Members' Equity	$0	N/A
Total liabilities and members' equity	$0	N/A

Condensed Statements of Operations (period from July 22, 2025 (date of formation) through December 31, 2025)

	July 22 – Dec. 31, 2025	N/A (no prior period)
Revenue	$0	N/A
Cost of revenue	$0	N/A
Gross profit	$0	N/A
Property Operating Expenses	$0	N/A
General and Administrative Expenses	$0	N/A
Total operating expenses	$0	N/A
Loss from operations	$0	N/A
Interest income	$0	N/A
Provision for income taxes	$0	N/A
Net loss	$0	N/A

The complete financial statements, including footnotes, are attached as Exhibit B to this Offering Statement.

30. Disqualification Events (Rule 503)

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20% or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of the sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in

connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, please answer the following.

#	Disqualification question	Answer
(a)	Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?	No
(b)	Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of this offering statement, that restrains or enjoins such person from engaging in any conduct or practice (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?	No
(c)	Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this offering statement bars the person from (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities; or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct entered within the 10-year period ending on the date of the filing of this offering statement?	No
(d)	Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?	No
(e)	Is any such person subject to any order of the Commission entered within five years before the filing that orders the person to cease and desist from committing or causing a violation or future violation of (i) any scienter-based anti-fraud provision of the federal securities laws, including Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act, or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act?	No
(f)	Has any such person been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?	No
(g)	Has any such person filed (as a registrant or issuer), or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?	No
(h)	Is any such person subject to a United States Postal Service false representation order entered within five years before the filing, or is any such person subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal	No

#	Disqualification question	Answer
	Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?	

31. Other Material Information

In addition to the information expressly required to be included in this Form C, the Company provides the following additional information, which it believes is material to investors and necessary to make the statements herein, in light of the circumstances under which they are made, not misleading:

- **Investor perks.** 5% additional Units of the class purchased for Income Unit and Equity Unit investors until MGC raises $1,000,000 (MGC Operating Agreement, Article 2.1). Perks have no cash value and do not affect the terms of the Securities.
- **Related-party Rule 506(c) offering.** InvestInTheROC LLC, an entity under common control with MGC, is conducting a separate Rule 506(c) offering. That offering is conducted separately from the Portal and does not count toward the Regulation Crowdfunding offering limit. MGC will not invest in or use proceeds to acquire interests in InvestInTheROC LLC.
- **Ongoing reporting.** The Company will file an annual report on Form C-AR with the SEC and post it on its website at Roc.CrowdFundMyDeal.com no later than 120 days after the end of each fiscal year, until it is eligible to terminate that obligation under Rule 202(b) of Regulation Crowdfunding. The Company will also file progress updates on Form C-U within five business days of reaching 50% and 100% of the Target Offering Amount and, if applicable, upon reaching the Maximum Offering Amount, unless the Intermediary provides frequent updates of the Company's progress on its platform, in which case only a final Form C-U will be filed.
- **Communications.** All investor communications about the terms of the Offering will be made through the Intermediary's communication channels. Off-platform advertising will be limited to the notice permitted by Rule 204 of Regulation Crowdfunding. The Company's officers and persons acting on its behalf will identify their affiliation with the Company in every communication on the Intermediary's platform, as required by Rule 204(c).
- **Dispute resolution and forum.** Under Article 13 of the MGC Operating Agreement, disputes among Members or between Members and the Manager are subject to negotiation, then mediation, then binding arbitration administered by JAMS in Rochester, New York, unless all parties agree in writing to litigate. Awards are limited to a Member’s unreturned capital contributions plus distributions or interest owed, punitive damages are not available, and class actions and class arbitrations are waived. Claims under the federal securities laws are not subject to mandatory arbitration, and nothing in the MGC Operating Agreement waives compliance with the federal securities laws. Any claim under the Securities Act of 1933 must be brought exclusively in the federal district courts located in the State of New York (MGC Operating Agreement, Articles 13 and 15.15). See “Risk Factors.”
- **Foreign investors.** The Company reserves the right to reject investors who are not U.S. persons. Non-U.S. investors are solely responsible for compliance with the laws of their jurisdiction.

Exhibits

Exhibit	Description
A	Offering Statement (this document)
B	Financial statements of MGC with the required accountant report
C	Form of Units (Subscription Terms of the Securities)
D	Testing-the-waters materials under Rule 206 (none)
E	Offering page / pitch deck as displayed on the Portal
F	Operating Agreement of Meridian Growth Collective LLC

SIGNATURE PAGE FOLLOWS

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Entity	Meridian Growth Collective LLC
By	Meridian Growth Partners LLC, its Manager
By	/s/ Jason Johansen, authorized signatory
Signature:	
Date:	November 4, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Name	Title(s)	Date
	Jason Johansen	Principal Executive Officer of MGC; Manager of Meridian Growth Partners LLC, the Manager of MGC (performing functions similar to a director)	November 4, 2026
	Alissa Johansen	Principal Financial Officer and Principal Accounting Officer of MGC	November 4, 2026